Exhibit 99.7

Addendum No.2 to

the Bareboat Charter Party dated 9th August 2019 (the “Charter”)

World Star Shipping, S.A. as Owner (the “Owners”) and

Samothrace Shipping Corporation as Charterer (as the “Charterers”)

in respect of M.T. “NAVE PULSAR” (the “Vessel”)

It is this day mutually agreed and accepted between World Star Shipping, S.A., as Owners, and Samothrace Shipping Corporation, as Charterers, that:

1. Clause 35 “CHARTER HIRE” shall be partially amended as follows.

Fixed (Principal) Part: USD5,450 per day; plus Floating (Interest) Part: (1 month USD CME TERM SOFR + 2.75% Margin + 0.11448% Adjustment Spread per annum) x Loan Outstanding on a Payment Date x number of days from that Payment Date until the following Payment Date divided by 360 days.

1 month CME TERM SOFR to be applied for the rate on the date of 5 banking days prior to the hire payment date. Should the 1 month CME TERM SOFR published by CME Group turn negative, then zero (0) to be applied for the calculating the floating part of the Charter Hire.

“Term SOFR” means the term SOFR reference rate administered and published by CME Group Benchmark Administration Limited (or any other person which takes over the administration of that rate)

“Adjustment Spread” Means 0.11448% which is the value for 1-month USD-LIBOR published by Bloomberg calculated by the 5-year median approach setting the Announcement Date as the position date.

2. Clause 36 “PAYMENTS” (d) shall be amended as follows.

(d)

In the event of failure by the Charterers to pay within three (3) Banking Days after the due date for payment thereof, or in the case of a sum payable on demand, the date of demand therefor, any hire or other amount payable by them under this Charter, the Charterers will pay to the Owners on demand interest on such hire or other amount from the date of such failure to the date of actual payment (both before and after any relevant judgement or winding up of the Charterers) at the rate determined by the Owners and certified by them to the Charterers (such certification to be conclusive in the absence of manifest error) to be aggregate of (1) two & one-half per centum (2 1/2%) and (ii) CME TERM SOFR for US Dollar deposits of not more than one month’s duration (as selected by the Owners or their funders in the light of the likely duration of the default in question). Interest payable by the Charterers as aforesaid shall be compounded at such intervals as the Owners shall determine and shall be payable within seven (7) running days of the date of the Owners’ invoice specifying the amount payable or, in the absence of an invoice, at the time of the next hire payment date.

3. Clause 40 “INSURANCE, TOTAL LOSS AND COMPULSORY ACQUISITION” (d) (i) (A) shall be amended as follows.

(A)

immediately pay to the Owners all hire, and any other amounts, which have fallen due for payment under this Charter and have not been paid as at and up to the date on which the Total Loss or Compulsory Acquisition occurred (the “Date of Loss”) together with interest thereon at CME TERM SOFR at such intervals, which amount to be agreed between the Owners and the Charterers and the Charterers shall cease to be under any liability to pay any hire, but not any other amounts, thereafter becoming due and payable under this Charter, Provided that all hire and any other amounts prepaid by the Charterers subsequent to the Date of Loss shall be forthwith refunded by the Owners:

4.Clause 49 “CHARTERERS’OPTION TO PURCHASE VESSEL” C: shall be amended as follows.

On top of above price, the floating(interest) part of (1 month USD CME TERM SOFR + 2.75% Margin + 0.11448% Adjustment Spread) Shall be added on prorate basis as set forth under clause 35.

All the amendments above shall be applicable from the next hire payment in July 2023.

All other terms, conditions and exceptions to the abovementioned Charter Party dated 9th August 2019 to remain unaltered and in full force.

In witness whereof, this Addendum has been executed the day and year below referred to by the duty authorized representatives of the parties hereto.

OWNERS:	CHARTERERS:

World Star Shipping, S.A.	Samothrace Shipping Corporation

/s/ Koichiro Tamba	/s/ Georgios Panagakis